Exhibit 99.1

China Cord Blood Corporation Announces Resignation of an Independent Director

HONG KONG, China, May 14, 2015 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that Mr. Julian J. Wolhardt, one of the Company’s independent directors, has resigned from the board of directors effective May 13, 2015. Upon his resignation, Mr. Wolhardt will also cease to be a member of each of the Company’s Compensation Committee and Nominating and Corporate Governance Committee.

Ms. Ting Zheng, the Company’s chief executive officer, commented, “Mr. Wolhardt has been a trusted member of our board since 2012. On behalf of the Board, I would like to thank him for his many contributions and wish him every success as he pursues new opportunities.”

On April 29, 2015, the Company announced the formation of a special committee of the board of directors (the “Special Committee”) comprised of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng, to consider the preliminary non-binding proposal letter dated April 27, 2015 from Golden Meditech Holdings Limited (“Golden Meditech”) to acquire all of the outstanding ordinary shares of the Company not currently owned by Golden Meditech in a “going private” transaction (the “Proposal”). Negotiations between the Special Committee and Golden Meditech with respect to the Proposal are on-going, and the Special Committee continues to seek to engage financial and legal advisors to assist it in its review of the Proposal.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com